

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 20, 2016

Via E-mail
Charles E. Young
Chief Executive Officer
Smart Sand, Inc.
24 Waterway Avenue, Suite 350
The Woodlands, Texas 77380

Re: Smart Sand, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 18, 2016
File No. 333-213692

Dear Mr. Young:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2016 letter.

Capitalization, page 39

1. Please revise to present historical Redeemable Series A preferred stock outside of stockholders' equity section consistent with the financial statements presented.

Contractual Obligations, page 65

2. Please revise Redeemable Series A preferred stock amounts presented here to $34,708 consistent with the financial statements presented.

Charles E. Young
Smart Sand, Inc.
October 20, 2016
Page 2

Financial Statements

Consolidated Financial Statements, page F-2 and F-23

3. Please revise your historical financial statements to give retrospective effect to the stock split that you expect to occur prior to the effectiveness of this registration statement. If your auditors believe that only a draft report can be presented due to a pending future event, such as the stock split, they should include in the filing a signed and dated preface to their draft report stating the reason for the draft report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated and unrestricted auditor's report must be included in the filing prior to effectiveness. Refer to SAB Topic 4:C and Rule 2-02 of Regulation S-X.

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Immaterial Correction, page F-6 and F-27

4. We note your disclosures regarding the corrections made to the financial statements for the periods presented. Please revise to disclose the effect of correction on per share amounts affected for each period presented.

Correspondence Submitted on October 19, 2016

Third Quarter 2016 Sales Volumes, page 7

5. We note that the disclosure in the preceding section discusses both sales volumes and pricing. Please revise the disclosure in this section to also discuss the pricing for the third quarter 2016 or advise why such information is not material.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 70

6. We note the per share grant date fair value of restricted shares issued during the year ended December 31, 2015 and six months ended June 30, 2016 was $17,732 and $8,464 respectively. Please disclose the events and factors that resulted in (a) a steep decrease in your valuation of your common stock from $17,732 during the year ended December 31, 2015 to $8,464 during the six months ended June 30, 2016 and (b) a steep increase in your valuation of your common stock from $8,464 during the six months ended June 30, 2016 to the midpoint of your IPO price range and how those factors relate to the changes in your valuation assumptions.

7. For each date you issued restricted shares in 2016 and in the last six months of the year ended December 31, 2015, please provide details of the share amounts and their respective vesting periods.

You may contact Raj Rajan at (202) 551-3388 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ryan Maierson, Esq.
        Latham & Watkins LLP